Exhibit 99.5

News release...

Date: 26 June 2003
Ref: PR304g

Coal & Allied earnings outlook and operating changes

Coal & Allied, Rio Tinto’s 75.7 per cent owned subsidiary, today announced that it expected first-half earnings to only break even as a result of sharply deteriorating market conditions for Australian export coal in the first half of 2003.

This compares with first-half earnings in 2002 of A$104.7 million and 2002 second-half earnings of A$55.0 million

Managing Director of Coal & Allied, Mr.Gary Goldberg said, “As we foreshadowed at the company’s Annual General Meeting in April, we are being affected adversely by the sharp movement in US dollar exchange rates, lower coal prices, increased demurrage costs and the increasing proportion of lower priced spot sales for our thermal coal.”

“In recent months we have been hit hard as the Australian dollar has continued to strengthen, lowering export coal prices in Australian dollar terms by around 25 per cent compared with 2002. In addition demurrage costs have increased to around one US dollar per tonne.”

“For every one cent increase in the value of the Australian dollar against the US dollar our net profit after tax is reduced by around A$9 million. Similarly, for every one US dollar fall in the export coal price our net profit after tax is reduced by around A$29 million,” Mr Goldberg said.

Coal & Allied also announced a number of operational changes aimed at lowering costs and improving productivity in response to the deteriorating market. These changes involve reducing coal inventories and productive capacity compared with 2002 by moving from seven-day to five-day rosters at some sites, working less overtime and reducing use of contract labour across all operations.

Mr. Goldberg said, “In making these changes our objective is to lower costs while protecting jobs for our employees and maintaining base level production rates.”

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

“These changes will reduce our annual production capacity by around four million tonnes while our overall 2003 production will be slightly less than in 2002. These operating changes together with the Easter shutdown earlier this year, will reduce our clean coal stockpiles by around 500,000 tonnes and in-pit inventories by about 1.5 million tonnes at year-end.”

“The changes at Hunter Valley Operations, Mount Thorley Operations and Warkworth will be introduced over the next few weeks in consultation with our employees and contractors.”

“We believe these changes will position our operations to weather the market downturn and enable the company to respond flexibly to the demands of our customers,” Mr. Goldberg concluded.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com